January 7, 2013

U.S. Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:  Northern Lights Fund Trust III, File No. 333-185875

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust III (the "Registrant"), a Delaware statutory trust, we hereby file an amended registration statement under the Securities Act of 1933 on Form N-14.  The primary purpose of this amendment is to provide conforming signatures to the Form N-14 that were inadvertently omitted.

Please direct comments to my attention at 614-469-3347 or to JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Mark D. Maxwell